UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/21/12

February 24, 2012

Megan M. Pavich
The Allstate Corporation
Megan.Pavich@allstate.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Re: The Allstate Corporation

Dear Ms. Pavich:

This is in regard to your letter dated February 21, 2012 concerning the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for inclusion in Allstate's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Allstate therefore withdraws its January 17, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Jake McIntyre
jmcintyre@bacweb.org

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate Governance

February 21, 2012

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Request Regarding the Stockholder Proposal Submitted by Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

In a letter dated January 17, 2012 (the "No-Action Request"), the Allstate Corporation (the "Corporation") requested confirmation that the staff of the Division of Corporation Finance would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders the proposal submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting.

Attached as Exhibit A is a copy of a letter dated February 21, 2012, from the Proponent voluntarily withdrawing the stockholder proposal. In reliance on this letter, the Corporation hereby withdraws the No-Action Request relating to the Corporation's ability to exclude the Proposal from its proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Regards,

Megan M. Pavich

Megan M. Pavich

Copies w/enclosures to: Jennifer M. Hager
Tom McIntyre via email (TMcIntyre@bacweb.org)
Greg Kinczewski via email (Kinczewski@marcoconsulting.com)

EXHIBIT A

February 21, 2012

BY REGULAR MAIL AND EMAIL
Megan.Pavich@allstate.com

Office of the Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127
Attention: Megan Pavich, Senior Attorney

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Pavich:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund, I write to withdraw the shareholder proposal by the Trowel Trades S&P 500 Index Fund for inclusion in the The Allstate Corporation proxy statement for consideration at the 2012 Annual Shareholders meeting.

This shareholder proposal was submitted on November 22, 2011.

Please direct all questions or correspondence to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Sandra Miller

Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

THE MARCO
CONSULTING
GROUP

February 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: The Trowel Trades S&P 500 Index Fund's Response to January 17, 2012 Letter From The Allstate Corporation Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the Trowel Trades S&P 500 Index Fund ("the Fund") in response to the January 17, 2012 letter from The Allstate Corporation (the "Company") which seeks to exclude from its proxy materials for its 2012 annual meeting the Fund's precatory stockholder proposal ("the proposal"), the RESOLVED section of which reads:

> RESOLVED: the shareholders hereby ask the board of directors of The Allstate Corporation (the "Company") to adopt a policy that in the event of a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to a senior executives, provided that any unvested award may vest on a *pro rata* basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time."

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that it is entitled to exclude the proposal because: (A) the Company has substantially implemented the proposal (B) the proposal is inherently vague and indefinite and misleading.

As will be explained in detail below, the Fund believes that the relief sought in the Company's no action letter should not be granted. In the alternative, and without conceding the validity of the Company's allegations, the Fund is willing to revise the RESOLVED section of the proposal to read as follows:

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

> RESOLVED: The shareholders urge the board of directors of Limited Brands (the "Company") to adopt a policy that (a) in the event of a change of control of the Company, there shall be no acceleration in the vesting of all unvested equity awards to senior executives per the Company's compensation plans or any individual agreements the Company has with senior executives, (b) reserves for the Company the discretion to allow partial vesting of unvested equity awards based on, but not limited to, such factors as the executives' length of employment during the vesting period for time vesting awards and satisfaction of performance goals for performance vesting awards. This policy shall not affect any legal obligations that may exist at the time of the adoption of this policy. For purposes of this policy, "change of control" and "vesting" shall be defined by the Company's existing compensation plans and individual agreements with senior executives and/or by compensation plans and individual agreements with senior executives that the Company enters into in the future.

(A). The Company has not substantially implemented the proposal because under its new change-in-control provisions accelerated vesting of awards is still allowed as long as the award recipient's employment has been terminated.

As pointed out on page three of the Company's letter, it has altered its change-in-control arrangements to provide that there is no accelerated vesting of awards unless the award recipient's employment has been terminated. The Company deserves to be congratulated for replacing its previous single trigger with a double trigger, but its claim that this substantially implements the proposal is totally misplaced. But the proposal is about vesting, not termination.

The proposal on its face is not concerned with whether there is a single or double trigger in a change-in-control situation. The proposal is totally silent on whether a change-in-control should be accompanied by a termination. It simply wants a policy that govens accelerated vesting in a change-in-control situation regardless of whether an award recipient's employment is terminated or not. If the Company wishes to implement the proposal, it can do so by keeping the new double trigger, reverting back to a single trigger, or inventing as third trigger as long as it follows the proposal's vesting provisions. But allowing accelerated vesting with a double trigger does not substantially implement the policy sought in the proposal—it violates it.

(B)The proposal is not inherently vague and indefinite and misleading because stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The proposal passes that test easily in plain, simple and concise English. It specifies exactly:

--when there is a change of control of the Company the proposal seeks a policy that there will be no accleration in the vesting of any equity awards;
--the policy may contain an exception for pro rata vesting up to the time of the change-in-control ;
--that if vesting is based on performance, however, the performance goals should also be met.

Such exact specifications clearly enable stockholders and the Company to determine with reasonable certainity the actions (a policy on accleration of equity awards in case of a change of control) and measures (no accelerated vesting of equity awards, except a pro rata vesting is permissible, but if vesting is based on performance the performance goals should also be met).

The Company claims pages four and five of its letter that the proposal is impermissibly vague in that it fails to explain whether unvested awards would be forfeited upon a change in control or would continue to vest in some manner after the change in control how pro rata vesting should be calculated. However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011). The Fund respectfully submits the resolution of the various issues raised on pages four and five of the Company's letter are the ordinary business of the Company and beyond the scope of a shareholder proposal.

Although the Fund believes the proposal in its current form is sufficient, in the alternative it is willing to revise the RESOLVED section as described on page two of this letter.

For the foregoing reasons, the Fund believes that the relief sought in the Company's no action letter should not be granted.

In the alternative, the Fund is willing to revise the RESOLVED section of the proposal as discussed on first and second pages of this response.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

Cc: Megan M. Pavich
Senior Attorney
Securities and Corporate Governance
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

January 17, 2012

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated November 22, 2011, (the "Proposal"), from the Trowel Trades S&P 500 Index Fund (the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2012 Annual Meeting is scheduled to be held on or about May 22, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 9, 2012.

This letter provides an explanation of why the Corporation believes it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

SUMMARY OF PROPOSAL

The resolution contained in the Proposal reads as follows:

RESOLVED: The shareholders hereby ask the board of directors of The Allstate Corporation (the "Company") to adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time.

The Allstate Corporation
2775 Sanders Road, Suite A2W, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

The supporting statement included in the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

The Proposal Is Excludable Pursuant To Rule 14a-8(10) Because The Corporation Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position. See Exchange Act Release No. 34-40018 at n.30 and accompanying text (May 21, 1998).

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See *Exelon* Corp. (avail. February 26, 2010); *Anheuser Busch Cos., Inc.* (avail. January 17, 2007); *ConAgra Foods, Inc.* (avail. July. 3, 2006); *Johnson & Johnson* (avail. February 17, 2006); *Talbots Inc.* (avail. April 5, 2002); *Masco Corp.* (avail. March 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See 1983 Release. See also *AT&T Inc.* (avail. January 10, 2012) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting a policy that executives hold 25% of net after tax shares through one year post termination where company had adopted a similar policy); *CoBiz Financial* (avail. March 22, 2010) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal seeking an advisory vote on compensation where the company had implemented a policy to conduct an annual advisory vote on compensation); *Caterpillar Inc.* (avail. March 11, 2008); *Wal-Mart Stores, Inc.* (avail. March 10, 2008); *PG&E Corp.* (avail. March 6, 2008); *The Dow Chemical Co.* (avail. March 5, 2008); *Johnson & Johnson* (avail. February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *ConAgra Foods, Inc.* (avail. July 3, 2006) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report).

The Corporation believes that it may exclude the Proposal because the Corporation has substantially implemented the Proposal through changes to its compensation program. On December 28, 2011, the Corporation filed a Form 8-K describing changes made to its change-in-control arrangements with executives. Specifically, the Corporation stated:

> The Registrant's Compensation and Succession Committee also altered option and restricted stock unit award agreements (the "Award Agreements") that will be granted under the Registrant's 2009 Equity Incentive Plan to exclude immediate vesting upon a change in control for awards made on after December 30, 2011. The new Award Agreements provide for accelerated vesting of awards upon a change in control of the Registrant only if either the Registrant terminates the award recipient's employment (other than for cause, death, or disability) or the award recipient terminates his or her employment for good reason within two years following a change in control.

While the proposal specifically asks for a policy, the essential objective of the Proposal is to limit the immediate vesting of future equity awards in the event of a change in control. The Corporation's modifications to future awards, as disclosed in the December 28, 2011, Form 8-K, accomplish the essential objective of the Proposal. Under the altered equity award agreements, future equity awards will not accelerate in the event of a change in control unless the award recipient's employment is terminated in the specified circumstances within two years after the change in control.

The Corporation may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and misleading.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has issued interpretive guidance clarifying the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." *See* the Division of Corporation Finance Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("SLB 14B").

The Staff has previously allowed the exclusion of a proposal drafted in such a way that it "would be subject to differing interpretation both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Corporation could be significantly different from the action envisioned by shareholders voting on the proposals." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992).

The Staff previously has concurred with the exclusion of numerous stockholder proposals requesting changes to compensation policies and procedures due to the proposals' use of vague terms or references. See *The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Co.* (avail. Feb. 10, 2011) (same); *General Electric Co.* (avail. Jan. 21, 2011) (proposal to make changes to short-term performance awards was vague in the context of the company's existing programs); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal contained key terms and phrases which were undefined and susceptible to differing interpretations); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors to the level prevailing in 1993); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating the "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *General Electric Co.* (Newby) (avail. Feb. 5, 2003) (concurring in the exclusion of a proposal regarding executive compensation because share owners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected); *AT&T Corp.* (avail Mar. 7, 2002) (concurring in the exclusion of a proposal as vague and indefinite that would have implemented a restrictive compensation plan favored by the proponent until the company returned to a "respectable" level of profitability and its share prices increased "considerably").

Similarly, the Proposal contains vague and indefinite terms that make it subject to different interpretations. The Proposal includes the statement "...provided that any unvested award may vest on a pro rata basis up to the time of a change of control event." This statement alone raises significant questions about the intention of the Proposal and how it might be implemented.

The Reference to "Up to the Time of a Change of Control Event" is Impermissibly Vague

The Proposal is impermissibly vague by including the proviso that "any unvested award may vest on a pro rata basis *up to the time of a change of control event.*" (emphasis added) It does not make clear whether unvested awards would be forfeited upon a change in control or would continue to vest in some manner after the change in control. Either of these interpretations could be valid given the terminology of the Proposal, but present significantly different outcomes that would be material to a stockholder's decision on such a proposal.

The Reference to "Vest on a Pro Rata Basis" is Impermissibly Vague

In addition to being vague regarding what would happen to unvested awards at the time of a change of control event, the proposal is similarly vague in how "unvested awards would vest *on a pro rata basis.*" (emphasis added) The Proposal does not make clear whether pro rata is intended to mean that unvested awards continue to vest under their normal vesting schedule or if, upon a change in control, a portion of unvested awards vest according to a calculation.

Moreover, if the unvested awards are to vest according to a calculation, the Proposal does not specify what calculation is to be used. Calculations could be done using days or months of service prior to a change in control divided by the days or months of the vesting schedule. Using days versus months to conduct the calculation results in a significantly different result, as shown in the chart below. The example assumes an award of 300 shares was granted on February 21, 2011, with one-third of the shares vesting on the first, second, and third anniversaries of the date of grant. The example assumes a change in control event occurs on March 1, 2012.

One way in which the shares could vest "on a pro rata basis" would be to compare the total days of service to the total number of days in the three year vesting period. Under this method, the number of days of an executive's employment (374 days in the example) would be divided by the total number of days in the vesting period (1096 days in the example). The resulting percentage is 34% which would lead to 102 shares vesting.

A second method would consider the executive's length of employment (in months) compared to the number of months in each period in which 100 shares were to vest –one year (12 months), two years (24 months), and three years (36 months). One would calculate the number of months served by the executive - 12 months - and then compare this amount to the number of months in each of the three vesting periods. For the first year, one would divide the 12 months of service by the 12 months required for the first 100 shares to vest, which equals 100%, so the full 100 shares would vest. For the second year in which another 100 shares are to vest, one would divide 12 months (the length of the executive's service) by 24 months (the length of time required for the second set of 100 shares to vest), which equals 50%, so 50 shares would vest. Finally, the last 100 shares require three years to vest, or 36 months. One would therefore divide 12 months (the length of the executive's service) by 36 months, which yields 33%, so 33 shares would vest. The total number of shares to vest under this method would be 183 shares, which is 81 shares more than the result when using the first method of calculating days of service. The example is set forth in the chart below.

	Number of shares granted	Grant Date	Date of Event	Time of service	Time in vesting period	Proration	Number of shares vesting
Example of Calculation using Days	300	2/21/2011	3/1/2012	374 days	1096 days	34%	102
Example of Calculation using Months	100	2/21/2011	3/1/2012	12 months	12 months	100%	100
	100	2/21/2011	3/1/2012	12 months	24 months	50%	50
	100	2/21/2011	3/1/2012	12 months	36 months	33%	33
	Total shares vesting under calculation using months = 183						

The term "pro rata" is not self-explanatory as demonstrated by the various methods for possibly calculating the number of shares to vest. Should stock vest upon its normal vesting schedule, should it be calculated using days in service or months in the vesting schedule, should unvested shares be forfeited or substituted? The questions raised by the phrase "...provided that any unvested award may vest *on a pro rata basis up to the time of a change of control event*" (emphasis added) make it impossible for stockholders and the Corporation to be certain what the Proponent intended or how the Proposal should operate.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Staff by February 15, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Thank you for your prompt attention to this matter.

Regards,

Megan M. Pavich

Copies w/enclosures to: Jennifer M. Hager
Jake McIntyre via email (JMcIntyre@bacweb.org)
Greg Kinczewski via email (Kinczewski@marcoconsulting.com)

Exhibit A

November 22, 2011

BY REGULAR MAIL AND EMAIL
Megan.Pavich@allstate.com

Office of the Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127
Attention: Megan Pavich, Senior Attorney

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Pavich:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of The Allstate Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Marc L. Scheuer
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

Ban Accelerated Vesting of Awards for Change in Control

RESOLVED: The shareholders hereby ask the board of directors of The Allstate Corporation (the "Company") to adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time.

SUPPORTING STATEMENT: Under various employment agreements and plans, the Company's senior executives will receive "golden parachute" awards under specified circumstances following a change in control of the Company.

We support the concept of performance-based equity awards to senior executives to the extent that such awards are tailored to promote performance and align executives' interests with those of the shareholders. We also believe that severance payments may be appropriate in some circumstances following a change of control.

We are concerned, however, that the Company's current practices can disregard performance criteria upon a change of control. Instead, they can permit full and immediate accelerated vesting of unearned equity awards.

The Company's 2011 proxy summarizes the Company's potential exposure if unvested equity awards should vest upon a change in control. According to the Company's 2011 proxy, if there had been a change of control on December 31, 2010, CEO Thomas J. Wilson would have been eligible to receive more than $29 million in severance and benefits, approximately $17 million of which would have represented fully accelerated long-term incentive awards. Other senior executives would have received full accelerated vesting of awards worth between $1 and $4.2 million apiece.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if awards pay out on an accelerated schedule.

We urge you to vote **FOR** this proposal.

ComericA
INSTITUTIONAL SERVICES

Comerica Bank

Two Mid America Plaza
Suite 616
Oakbrook Terrace, IL 60181-4451
Phone: (630) 645-7371
Fax: (630) 575-2164

November 23, 2011

BY REGULAR MAIL AND EMAIL
Megan.Pavich@allstate.com

Office of the Secretary
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, Illinois 60062-6127
Attention: Megan Pavich, Senior Attorney

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Pavich:

Comerica Bank, as custodian of the Trowel Trades S&P 500 Index Fund, is writing this to verify that as of the close of business November 22, 2011 the Fund held 11,255 shares of The Allstate Corporation ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 11,255 shares of your Company continuously since November 22, 2010. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President
Comerica Bank